Soulaima Gourani

Last call for Vitalize VC/ Happioh SPV

To: kennytucker@gmail.com, Cc: Yobie Benjamin

Sent - sg@happioh.com   11:12 AM
Details

SG

Hi Kenny!

I hope you had a fabulous time skiing. Are you back yet?

Just a heads-up: the Vitalize VC Happioh Wefunder SPV is closing on Jan. 24th.

We have PMF and early commitment from some of the world's largest and most advanced enterprises.
None of them have yet not found any competitor(s) who solves the most critical issues large enterprises face the same way Happioh does.

We are platform agnostic, friction-free, and we live up to the highest security standards.

We want to welcome you on this journey should you still be interested in disrupting SaaS Productivity and Hybrid Collaboration:
https://wefunder.com/happioh

Sending you my best,

Soulaima Gourani
Happioh



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